Board of Management

Vedior

RECEIVED

2004 MAY 19 A 9:38

AIR MAIL

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

04030206

Amsterdam, 6 May 2004

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

dw 5/19

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior

Amsterdam, The Netherlands

Operating profit improves as specialist staffing picks up

For release at 6.00pm on 6 May 2004

Zach Miles, Vedior's Chief Executive, said: "*Vedior has started 2004 on a positive note with steadily increasing sales and improving profitability. Our accounting and finance business in the US recorded growth for the first time in 13 quarters and IT staffing showed further growth in the majority of our markets worldwide. Overall growth of speciality staffing outpaced that of traditional business. We also experienced strong growth in the UK, Southern Europe, South America, Asia and Australia.*

Our strategic development continues with the addition of three new companies in India, Portugal and Poland, adding to our existing presence in four out of the ten new EU member countries."

HIGHLIGHTS FOR THE FIRST QUARTER

- **Sales up 7% at €1,476 million (organic growth of 4%)**
- **Operating income up 28% at €41 million (organic growth of 9%)**
- **Accelerating growth in IT and accounting staffing**
- **Net debt reduced by 14% to €547 million (2003: €636 million)**
- **Net income per share improved to €0.11 (2003: €0.06)**
- **Cash flow from operating activities improved by 11% to €59 million**
- **Acquisitions in India, Poland and Portugal take advantage of important strategic trends**

N.B. Organic growth is measured by excluding the impact of currency effects and acquisitions and adjusting for the number of business days. Operating income and Net income per share is before goodwill amortisation.

Q1 2004 Financial Performance

The majority of our businesses account on a weekly basis. This reporting period includes an extra week to bring the financial reporting period in line with month end. Organic growth rates have been calculated excluding this extra week – *see note on page 5 for further details.*

Sales

Sales increased 7% (organic increase: 4%) to €1,476 million from €1,379 million in the same quarter in 2003. Currency fluctuations decreased sales by 1% mainly due to movements in the rate of the Euro compared to US dollar and sterling.

Gross Margin
Gross margin was 17.9% compared to 18.7% in the first quarter of 2003. The decrease reflects some pricing pressure and changes in business mix including a higher proportion of lower-margin large account business compared to higher-margin business from small and medium companies. Increased pricing pressure is not unusual during the early stages of economic recovery as companies seek to gain market share. Permanent placement was 2.1% of sales, the same as Q1 2003.

Operating Costs
Operating costs were 1% lower on an organic basis at €224 million despite the improvement in sales. SG&A as a percentage of sales improved to 15.2% from 16.4% in Q1 2003.

Operating Income
Operating income (income before interest, tax and goodwill amortisation) was €41 million, up from €32 million in Q1 2003. Currency fluctuations decreased operating income by 2%. On an organic basis, operating income increased by 9%. Operating income as a percentage of sales was 2.8% compared to 2.3% in Q1 2003.

For Vedior, the operating result before goodwill amortisation and net result before goodwill amortisation are the most relevant internal and external measures of operating performance. Vedior's goodwill mainly relates to the acquisition of Select in 1999 which, under Dutch accounting standards, is being amortised over a period of seven years. In 2005, Vedior will adopt International Financial Reporting Standards which require that goodwill is no longer amortised on a systematic basis and will be tested for impairment annually.

Net Debt and Cash Flow
Net debt decreased by €40 million during the quarter to €547 million and by €89 million compared to the first quarter of 2003. Debtor days improved by one day overall and notably in Vedior's largest markets, France and the UK. Despite the increase in sales, cash flow from operating activities improved from €53 million in 2003 to €59 million in 2004.

Q1 2004 Operating Performance by Geography and Industry Sector

France

- Continued outperformance with organic sales increased by 3% compared to 2003, ahead of market growth.
- Operating profit same as prior year.
- Strongest growth in tertiary, high-skilled blue collar and construction segments.
- Specialist staffing up 7% compared to Q1 2003 with good growth in engineering and IT.

United Kingdom

- Sales improvement continues with 9% organic growth over Q1 2003.
- Great start to year for IT sector; up 18% organically.
- Teleservices, healthcare and engineering staffing also began the year strongly
- Education contributed same level of profits and increased market share despite a 10% organic reduction in sales.

United States

- Organic sales increase of 8%.
- IT staffing improvement with 6% organic sales growth.
- 10% organic sales growth in Accounting staffing; first positive growth in three years.
- Traditional staffing sales grew organically by 33%.

Netherlands

- Organic sales declined by 17% due to lower demand from the small and medium business segment and weak permanent placement.
- Sales trend in traditional staffing improved during the quarter and outlook is becoming more positive given less restrictive operating environment from April 2004 onwards.
- Operating profit maintained at same level as 2003 despite lower sales.
- Vedior brand continues to improve market share.

Rest of Europe/Rest of World

- Strong improvement in profitability from both 'Rest of Europe' and 'Rest of World' regions.
- Belgium continues to substantially improve profitability
- Sales in the increasingly profitable and important Australian market grew organically by 12% over Q1 2003 with particular growth in the accounting sector.
- Other markets in which we performed strongly include Portugal, Italy, Spain, South America, Japan and Germany.

Analysis by Industry Sector

- Traditional staffing sales increased by 3% organically, outpaced by specialist organic growth of 7%.
- Specialist staffing contributed 35% of Group sales and 64% of operating profit.
- Engineering was the best performing specialist sector compared to Q1 2003.
- IT staffing sales up by 6% organically with positive growth in all major markets.
- Accounting sales up by 7% organically with notable pick-up in our largest accounting staffing market, the US and also in Australia.
- Traditional business affected by seasonal trends and is normally stronger over the summer period.

Business Development

Three acquisitions have been announced today which enable Vedior to take advantage of important strategic trends.

Ma Foi is the largest staffing and HR outsourcing company in India. Ma Foi also operates in Sri Lanka, bringing the total number of countries in which Vedior operates to 35.

The acquisition of Active Plus complements Vedior's existing operations in Poland as well as its growing presence in four of the Eastern European countries which were granted accession to the European Union on 1 May.

The acquisition of Platoforma strengthens our established call centre staffing brand in Portugal.

An aggregate amount of €8 million has been paid for these three acquisitions which has been financed from internal resources.

Management Outlook

Sentiment has improved in Q1 2004 and, therefore, the outlook for the remainder of the year is becoming increasingly positive although the strength of the recovery remains difficult to predict. US trends are encouraging as are those in our most important specialist markets.

Vedior

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our longterm growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

Notes to Editors:

Vedior is one of the world's leading staffing companies. The Group operates in 35 countries with a network of 2,243 offices worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services through distinct brand names targeting specific sectors including traditional administrative/light industrial sectors and specialist sectors such as information technology, healthcare, accounting, engineering and education. We offer temporary staffing, permanent placement and other employment-related services.

Financial Agenda:

7 May 2004	Annual General Meeting of Shareholders 2004
11 May 2004	Declared ex-payment from reserves
25 May 2004	Publication exchange ratio payment from reserves
1 June 2004	Distribution from reserves made payable
29 July 2004	Publication half-yearly results
28 October 2004	Publication third quarter results
3 February 2005	Publication of annual results 2004

For further information, please contact:

Zach Miles, Chief Executive +31 (0)20 573 5609

Frits Vervoort, CFO

Jelle Miedema, Company Secretary

SELECTED FINANCIAL DATA (UNAUDITED)

Vedior

€ in millions	Three months ended 31 March 2004	2003	change in %	organic growth
Sales	**1,476**	1,379	7%	4%
Operating income*	**41**	32	28%	9%
Net income*	**19**	11	73%	
Basic earnings per ordinary share* (in €)	**0.11**	0.06	83%	
Average number of shares outstanding (in millions)	**164.7**	162.0		
Net interest bearing assets and liabilities	**(547)**	(636)	-14%	
Operating working capital	**459**	454	1%	

* before goodwill amortisation

NOTE

In France and certain other European countries, our business operates on a monthly cycle, while other businesses process payroll and billing weekly. This quarter includes an additional week's sales and payroll to adjust financial reporting in line with year end. This adjustment is necessary once every five to six years. The inclusion of this additional week increased sales and operating profit by €59 million and €7 million respectively. The effect on profit is greater because the majority of our indirect costs are incurred on a calendar monthly basis. Organic growth rates have been calculated based on average daily results and are therefore unaffected by the inclusion of this additional week, providing a consistent comparison.

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	Three months ended 31 March 2004	2003	change in %	organic growth
France	**636**	609	4%	3%
United Kingdom	**205**	175	17%	9%
United States	**118**	118	-	8%
Netherlands	**113**	126	-10%	-17%
Rest of Europe	**275**	245	12%	10%
Rest of World	**129**	106	22%	10%
SALES	**1,476**	1,379	7%	4%
France	**13**	13	-	
United Kingdom	**15**	13	15%	
United States	**4**	3	33%	
Netherlands	**2**	2	-	
Rest of Europe	**4**	-	-	
Rest of World	**6**	4	50%	
	44	35	26%	
Corporate expenses	**(3)**	(3)	-	
OPERATING INCOME before goodwill amortisation	**41**	32	28%	9%

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	Three months ended 31 March			
	2004	2003	change in %	organic growth
Information Technology	**155**	145	7%	6%
Healthcare	**106**	94	13%	9%
Engineering	**84**	70	20%	14%
Accounting	**58**	55	5%	7%
Education	**37**	38	-3%	-8%
Other specialties*	**70**	63	11%	5%
Specialty	**510**	465	10%	7%
Traditional	**966**	914	6%	3%
SALES	**1,476**	1,379	7%	4%
Information Technology	**6**	6	-	
Healthcare	**7**	6	17%	
Engineering	**4**	2	100%	
Accounting	**2**	-	-	
Education	**6**	6	-	
Other specialties*	**3**	1	200%	
Specialty	**28**	21	33%	
Traditional	**16**	14	14%	
	44	35	26%	
Corporate expenses	**(3)**	(3)		
OPERATING INCOME before goodwill amortisation	**41**	32	28%	9%

* Starting 2004, Vedior is reporting its sales derived from outplacement and outsourcing activities as part of other specialties. The comparative numbers have been adjusted accordingly.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 March 2004	2003	change in %	organic growth
Sales	**1,476**	1,379	7%	4%
Cost of sales	**(1,211)**	(1,121)		
Gross profit	**265**	258	3%	-
Personnel cost	**(141)**	(140)		
Other operating cost	**(83)**	(86)		
Operating income before goodwill amortisation	**41**	32	28%	9%
Goodwill amortisation	**(69)**	(68)		
Operating result	**(28)**	(36)		
Financial income and expense (net)	**(10)**	(12)		
Result from ordinary operations before taxes	**(38)**	(48)		
Taxation	**(10)**	(6)		
Result from ordinary operations after taxes	**(48)**	(54)		
Third-party interests	**(2)**	(3)		
Net loss	**(50)**	(57)		
Net income before goodwill amortisation	**19**	11	73%	
Basic loss per ordinary share*	**(0.31)**	(0.36)		
Basic earnings per ordinary share* before goodwill amortisation	**0.11**	0.06	83%	
Diluted earnings per ordinary share* before goodwill amortisation	**0.11**	0.06	83%	

* after preference payments

CALCULATION EARNINGS PER SHARE NUMBERS

€ in millions, EPS in €	Three months ended 31 March 2004	2003
Net loss	**(50)**	(57)
Payment on preference shares	**(1)**	(1)
Net loss allocated to holders of (certificates of) ordinary shares	**(51)**	(58)
Goodwill amortisation	**69**	68
Net profit before goodwill amortisation allocated to holders of (certificates of) ordinary shares	**18**	10
Weighted average number of shares (in millions)	**164.7**	162.0
Basic loss per ordinary share*	**(0.31)**	(0.36)
Basic earnings per ordinary share* before goodwill amortisation	**0.11**	0.06

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 31 March 2004	2003
Operating income before goodwill amortisation	**41**	32
Depreciation	**11**	11
Movement in operating working capital	**25**	25
Movement in provisions	**(1)**	(2)
Cash flow from business activities	**76**	66
Financial income and expenses (net)	**(4)**	(5)
Corporate taxes paid	**(13)**	(8)
Cash flow from operating activities	**59**	53
Cash flow used in investment activities	**(12)**	(6)
Cash flow used in financing activities	**(50)**	(22)
Balance of cash flows	**(3)**	25
Balance of cash at 1 January	**137**	65
Effects of currency translation	**1**	-
Balance of cash at 31 March	**135**	90
Short-term debt	**(140)**	(107)
Short-term interest bearing assets and liabilities	**(5)**	(17)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ in millions	**31 March 2004**	31 December 2003	31 March 2003
Fixed assets			
Intangible fixed assets	**752**	819	1,015
Tangible fixed assets	**115**	116	126
Financial fixed assets	**45**	45	43
	912	980	1,184
Operating working capital	**459**	478	454
Short-term interest bearing assets and liabilities	**(5)**	(30)	(17)
	1,366	1,428	1,621
Financed by:			
Long-term liabilities	**542**	557	625
Provisions	**44**	45	43
Group equity			
Shareholders' equity	**718**	766	890
Minority interests	**62**	60	63
	780	826	953
	1,366	1,428	1,621

Statement of movements in Shareholder's equity:

	2004	2003
Position as at 1 January	**766**	943
Net loss	**(50)**	(57)
Equity issue	**1**	1
Exchange rate differences	**1**	3
Position as at 31 March	**718**	890

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior N.V. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") which principles are unchanged compared to those included in the 2003 annual report.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain areas within traditional staffing, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the summer months.

Vedior

RECEIVED

2004 MAY 19 A 9:38

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Amsterdam, The Netherlands

Vedior announces three new acquisitions

For release at 6.00pm on 6 May 2004

- **Acquisition of Ma Foi, India's largest staffing and HR outsourcing company**
- **Acquisition of Active Plus, one of the leading staffing providers in Poland to complement established Polish network**
- **Expansion in fast growing Portuguese market with acquisition of call-centre staffing specialist, Platoforma**

Zach Miles, Chief Executive said, "*With its established international presence, these acquisitions enable Vedior to take further advantage of important global employment trends.*

"Ma Foi provides Vedior with access to a rapidly growing staffing and business process outsourcing market in India as well as a vital source of highly qualified personnel recognised in international markets.

With the support of Vedior's experienced management team, Active Plus will be able to expand and diversify to take advantage of positive trends in the Polish staffing market as well as opportunities presented through enlargement of the European Union.

Platoforma in Portugal increases Vedior's presence in teleservices staffing which has been one of the best performing sectors for the Group in recent years.

Vedior's acquisition strategy provides increasing diversity which enables the Group to better minimise the impact of economic cyclicality."

Ma Foi, India

Vedior is pleased to announce it has acquired an initial 76% interest in Ma Foi Management Consultants Limited ("Ma Foi"), the market leader in staffing services and HR outsourcing in India.

Over 80% of Ma Foi's sales are derived from the provision of specialist temporary and permanent personnel in the IT, engineering, accounting and teleservices staffing sectors as well as executive search. However, the Company also played a leading role in pioneering HR outsourcing in India and currently provides a portfolio of sophisticated and complementary HR consulting services within a wide range of industries including pharmaceuticals, IT and

telecommunications, food and beverages, manufacturing, logistics and supply chain management. The Company has grown quickly with an excellent reputation and has exciting long-term growth prospects given its leading market position and expertise in fulfilling the HR needs of companies looking to take advantage of outsourcing opportunities in the Indian sub-continent.

Headquartered in Chennai, Ma Foi has 31 offices throughout India as well as overseas locations in London, Dubai, Singapore and Columbo. The Company achieved audited annual sales to 31 December 2003 of Rs 785 million (approximately €16 million), more than double that of the prior year.

Established in 1992, Ma Foi has made a specialism of catering for the staffing and HR requirements of foreign companies looking to outsource services to India and its client base includes over 100 companies among the *Fortune 500*. Ma Foi is an ISO 9001: 2000 certified company and a member of NASSCOM (National Association of Software and Services companies).

Expansion into India adds an important and fast growing market to Vedior's international network as well as increasing the proportion of sales the Group derives from niche specialist staffing. India is the world's fourth largest economy with a labour force of 406 million people, nearly a quarter of which work in the service sector. India's engineers, scientists, technicians and skilled personnel are among the best in the world and its education system produces well-qualified graduates in high numbers. Given long-term demographic trends, skills shortages are predicted to become increasingly severe among the world's developed economies and Vedior's ability to source qualified personnel from markets such as India provides it with a key competitive advantage.

Ma Foi's existing management team will remain in place to develop the Company. The remaining 24% interest in Ma Foi will remain with management and certain employees of the Company with Vedior having the right to acquire these shares in due course.

Active Plus, Poland

Vedior is also pleased to announce that it has acquired an initial 70% interest in Active Plus Sp. z.o.o. ("Active Plus"), one of the leading providers of staffing services in Poland.

Active Plus' largest sectors of operation are telebusiness, light industrial and office/clerical although the Company plans to expand into more higher margin specialist sectors including education and healthcare.

Headquartered in Warsaw, Active Plus also has offices in Lublin, Katowice and Poznan. The Company was founded in 1999 and achieved audited annual sales to 31 December 2003 of PLN 26 million (approximately €6 million).

The acquisition of Active Plus complements Vedior's existing operations in Poland as well as its growing presence in Central Europe. Poland is the largest of the accession countries joining the European Union in May 2004.

Despite high levels of unemployment, 2004 forecasts for the Polish economy are very positive and it is anticipated that the domestic staffing industry will grow rapidly. The country will also be a source of candidates to meet skills shortages elsewhere in Europe. Vedior views Central Europe as an attractive market for growth given anticipated long-term skills shortages in Western Europe and the increasing potential for labour mobility. According to a survey conducted by the *European Foundation for the Improvement of Living Conditions* in 2004, two thirds of prospective labour immigrants from Poland intend to work in other parts of the EU on a temporary basis.

Vedior

Active Plus' existing management team will remain in place to develop the Company. The remaining 30% interest in Active Plus will remain with management with Vedior having the right to acquire these shares in due course.

Platoforma, Portugal

Finally, Vedior is also pleased to announce that it has acquired a 100% interest in Platoforma Empresa de Trabalho Temporário Lda ("Platoforma"), a call-centre staffing specialist which complements Vedior's successful and fast growing teleservices brand in Portugal. With a headquarters in Lisbon, Platoforma also provides personnel to call centres in Brazil and the Cape Verde Islands. Platoforma achieved audited annual sales to 31 December 2003 of €19 million.

Vedior has a global presence in the teleservices staffing niche which it provides in 22 countries.

Notes to Editors:
Vedior is one of the world's leading staffing companies. The Group operates in 35 countries with a network of 2,243 offices worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services through distinct brand names targeting specific sectors including traditional administrative/light industrial sectors and specialist sectors such as information technology, healthcare, accounting, engineering and education. We offer temporary staffing, permanent placement and other employment-related services.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary